SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 4)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                             Multimedia Games, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  625-453-10-5
             -------------------------------------------------------
                                 (CUSIP Number)

                               Emanuel R. Pearlman
                        Liberation Investment Group, LLC
                           330 Madison Ave., 6th Floor
                               New York, NY 10017
                                 (212) 832-5100

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                With a copy to:
                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555

                                October 24, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1       NAME OF REPORTING PERSON
        Liberation Investments L.P.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 1,543,418
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,543,418

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,543,418

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.62%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Liberation Investments Ltd.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 767,909
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                767,909

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          767,909

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.79%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Liberation Investment Group LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        N/A

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 2,311,327
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                2,311,327

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,311,327

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.41%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO,IA

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Emanuel R. Pearlman

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        N/A

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 2,311,327
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                2,311,327

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,311,327

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.41%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN, HC

--------------------------------------------------------------------------------

INTRODUCTION

This Amendment No. 4 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments, Ltd., a private offshore investment corporation ("LILtd"); (iii) Liberation Investment Group, LLC, a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd ("LIGLLC"); and (iv) Emanuel R. Pearlman, as Chief Executive Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission (the "SEC") on May 30, 2006, as amended by Amendment No. 1 filed with the SEC on June 30, 2006, Amendment No. 2 filed with the SEC on August 7, 2006 and Amendment No. 3 filed with the SEC on August 30, 2006 (the "Schedule 13D"), relating to shares of common stock, $0.01 par value per share ("Common Stock"), of Multimedia Games, Inc., a Texas corporation (the "Company").

Items 4, 6 and 7 of the Schedule 13D are hereby amended to add the following:

Item 4. Purpose of Transaction.

As previously disclosed, on August 29, 2006, the Reporting Persons filed with the SEC a preliminary solicitation statement in connection with the solicitation of requests to call a special meeting of the Company's shareholders (the "Special Meeting"). Thereafter, the Company and the Reporting Persons held preliminary discussions about the possibility of discontinuing the solicitation and mutually agreeing on the appointment of certain individuals to the Board of Directors of the Company (the "Board"). However, the parties did not reach any agreement or understanding with respect to such matters. Therefore, the Reporting Persons filed on October 5, 2006, with the SEC a definitive solicitation statement (the "Solicitation Statement") and solicited certain shareholders of the Company to call the Special Meeting. The Reporting Persons believe that, on approximately October 19, 2006, they received sufficient requests to call the Special Meeting, assuming that no revocations of such requests were delivered to the Company. While the Reporting Persons were in the process of determining the number and validity of the submitted requests, discussions between the Reporting Persons and the Company continued.

On October 24, 2006, the Company, LILP, LILtd, LIGLLC, Emanuel R. Pearlman and Neil E. Jenkins entered into an agreement (the "Agreement") in connection with the matters raised by the Reporting Persons in the Solicitation Statement. The Agreement provides for the expansion of the Board from five to six directors, the resignation of Thomas W. Sarnoff from the Board and the addition of Messrs. Pearlman and Jenkins to the Board. Pursuant to the Agreement, the Reporting Persons will not call the Special Meeting and will discontinue all actions seeking to call the Special Meeting and obtain the approval of certain proposals related thereto. Messrs. Pearlman and Jenkins will, if they choose, be included on the Board's slate of nominees for the 2007 annual meeting of shareholders, to be held by April 30, 2007 or as soon thereafter as legally practicable. The Agreement also provides for the Company's Nominating and Corporate Governance Committee to engage an executive search firm to identify an additional qualified independent director. In connection with the Agreement, the Board has adopted a standing resolution that requires a unanimous Board decision to increase the number of directors or fill any vacancy (other than to appoint a successor to Mr. Pearlman or Mr. Jenkins suggested by the Reporting Persons under the circumstances specified in the Agreement) so long as certain restrictions governing the actions of the Reporting Persons remain in effect. These restrictions will apply until October 31, 2007. However, the restrictions will terminate on the date of the holding of the vote on the election of directors at the 2007 annual meeting of shareholders or, if earlier, April 30, 2007, if both of Messrs. Pearlman and Jenkins (or any successor suggested by the Reporting Persons who replaces either of them under the circumstances specified in the Agreement) decline to be included in the 2007 slate of nominees or resign from the Board for any reason prior to the holding of that vote. In addition, the restrictions will terminate if Mr. Pearlman or Mr. Jenkins ceases to be a member of the Board or declines to be included in the 2007 slate for reasons specified in the Agreement and an independent qualified independent replacement suggested in good faith by the Reporting Persons to the Company's Nominating and Governance Committee has not been appointed to the Board and/or added to the 2007 slate within 35 days of the suggestion being made. Under the Agreement, the Board has also formed a Strategic Review Committee to oversee the Board's ongoing review of prospective opportunities to enhance shareholder value, which was initiated earlier this year partly in response to a suggestion from the Reporting Persons. The Strategic Review Committee will be comprised of the chairman of the Board and Mr. Pearlman. The Strategic Review Committee will oversee the strategic review process on behalf of the Board and will interact with Bear Stearns & Co., Inc. (the Company's exclusive financial advisor for that review), the Company's chief executive officer and the Company's chief financial officer for the purpose of advancing the review. Following the announcement of the Agreement, the Reporting Persons will inform shareholders of the Company who the Reporting Persons believe have submitted requests to call the Special Meeting of the terms of the Agreement and the fact that the Special Meeting will not be held.

The foregoing description of the Agreement is a summary of material provisions of the Agreement. The Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. The rights and obligations of the parties to the Agreement are governed by the terms of the Agreement and not by this summary.

On October 25, 2006, the Reporting Persons and the Company issued a press release in connection with the Agreement. The press release is attached hereto as Exhibit 5 and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 of this Amendment is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number    Description
--------------    -----------

Exhibit 4 Agreement, dated as of October 24, 2006, among the Company, LILP, LILtd, LIGLLC, Emanuel R. Pearlman and Neil E. Jenkins.

Exhibit 5 Press release issued on October 25, 2006, by the Reporting Persons and the Company.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2006



LIBERATION INVESTMENTS, L.P.
By: Liberation Investment Group LLC, general partner



By: /s/ Emanuel R. Pearlman
   ------------------------
   Emanuel R. Pearlman
   Chief Executive Officer



LIBERATION INVESTMENTS LTD.



By: /s/ Emanuel R. Pearlman
   ------------------------
   Emanuel R. Pearlman
   Director



LIBERATION INVESTMENT GROUP LLC



By: /s/ Emanuel R. Pearlman
   ------------------------
   Emanuel R. Pearlman
   Chief Executive Officer



Emanuel R. Pearlman

/s/ Emanuel R. Pearlman
-----------------------

                                  EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

Exhibit 4 Agreement, dated as of October 24, 2006, among the Company, LILP, LILtd, LIGLLC, Emanuel R. Pearlman and Neil E. Jenkins.



Exhibit 5 Press release issued on October 25, 2006, by the Reporting Persons and the Company.